UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Reverse Share Split

On December 11, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”) announced that its Board of Directors has approved a reverse stock split of its common shares at a ratio of 1-for-20. The reverse stock split is expected to become effective at market opening on December 13, 2023, and the shares to begin trading on the split-adjusted basis on the Nasdaq Capital Market (“Nasdaq”) under the Company's existing trading symbol “CYTO.” The new CUSIP number following the reverse stock split will be G0360L134. The reverse stock split is primarily being effected to regain compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq.

As a result of the reverse stock split, every 20 shares of the Company's issued and outstanding common shares will automatically combine into one issued and outstanding common share. The reverse stock split will affect all shareholders uniformly and will not alter any shareholder's percentage ownership interest in the Company. Proportionate voting rights and other rights of shareholders will not be affected by the reverse stock split. The reverse stock split will also apply to common shares issuable upon the exercise of the Company's outstanding warrants. In accordance with the 1-for-20 ratio, the number of authorized common shares will be reduced to 5,000,000 while the par value will be increased to $0.002 per common share. As a result of the reverse stock split, the number of common shares outstanding will be reduced from approximately 28,356,487 to approximately 1,417,824, subject to rounding down of all fractional shares to the nearest whole share and the payment to shareholders of cash in lieu of such fractional shares.

No fractional shares will be issued as a result of the reverse stock split; shareholders who would otherwise hold a fractional common share will receive cash in an amount equal to the product obtained by multiplying (i) the market price of our common shares at the start of trading on the effective date of the reverse share split as reported on Nasdaq, by (ii) the number of common shares held by the shareholder that would otherwise have been exchanged for the fractional share interest.

The Company's transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), will act as the exchange agent for the reverse stock split and will provide to shareholders of record, all of whom own their shares in book entry, updated statements of holding reflecting the reverse stock split. Banks, brokers or other nominees will be instructed by AST to effect the reverse stock split for their beneficial holders holding our common shares in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split. Further information about the reverse stock split is provided in the Company’s form 6-K which is filed today with the Securities and Exchange Commission (“SEC”).

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: December 11, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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